Exhibit 99.3

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

July 28, 2017

Notice is hereby given that the Annual Meeting of Shareholders of Highway Holdings Limited (the “Company”), will be held at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Friday, July 28, 2017, at 10:00 a.m., for the following purposes:

(1)         To elect two members of the Company’s Board of Directors to serve until the 2020 Annual Meeting of Shareholders;

(2)         To ratify the appointment by the Board of Directors of Deloitte Touche Tohmatsu as the independent accountants of the Company for the fiscal year ending March 31, 2018; and

(3)         To transact such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying proxy statement. Only shareholders of record at the close of business on June 23, 2017 will be entitled to notice of and to vote at the meeting and any adjournment thereof.

Please submit your proxy by internet by following the internet voting instructions on the enclosed proxy card, or sign, date and complete the enclosed proxy and return it promptly in the accompanying pre-addressed envelope, whether or not you expect to attend the Annual Meeting, to ensure that your shares will be represented. A majority of the outstanding shares of voting stock must be represented (in person or by proxy) at the Annual Meeting in order that business may be transacted. Therefore, your promptness in submitting your proxy will help to ensure that the Company will not have to bear the expense of undertaking a second solicitation. A shareholder who submits their proxy by internet, or who executes and returns the accompanying proxy may revoke such proxy at any time before it is voted at the Annual Meeting by following the procedures set forth in the attached proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JULY 28, 2017
This Proxy Statement, along with the proxy card, and our Annual Report to Shareholders, which includes our Form 20-F for the year ended March 31, 2017, as filed with the Securities and Exchange Commission, are available at our website, http://www.highwayholdings.com/.

By Order of the Board of Directors

Alan Chan, Secretary
Hong Kong
June 30, 2017

PLEASE SUBMIT YOUR PROXY BY INTERNET BY FOLLOWING THE INTERNET
VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD,
OR SIGN AND DATE THE ENCLOSED FORM OF PROXY AND
MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE
IN ORDER TO ENSURE THAT YOUR VOTES ARE COUNTED.

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

PROXY STATEMENT

Annual Meeting of Shareholders

July 28, 2017

INTRODUCTION

Persons Making the Solicitation

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Highway Holdings Limited, a British Virgin Islands holding corporation (the “Company”), of proxies for use at the Annual Meeting of Shareholders to be held at 10:00 a.m. at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Friday, July 28, 2017, and at any adjournment thereof (the “Annual Meeting”). This proxy statement is first being mailed to shareholders on or about June 30, 2017. You are requested to submit your proxy by internet by following the internet voting instructions on the enclosed proxy card, or to sign, date and return the enclosed proxy card in order to ensure that your shares are represented at the Annual Meeting.

A form of proxy is enclosed for your use. The shares represented by each properly executed unrevoked proxy will be voted as directed by the shareholder executing the proxy. If no direction is made, the shares represented by each properly executed unrevoked proxy will be voted (i) “FOR” the election of management’s nominees for the Board of Directors to be elected as Class I directors to serve until the 2020 Annual Meeting of Shareholders, and (ii) “FOR” the ratification of the appointment by the Board of Directors of Deloitte Touche Tohmatsu as the independent accountants of the Company for the fiscal year ending March 31, 2018. With respect to any other item of business that may come before the Annual Meeting, the proxy holders will vote the proxy in accordance with the recommendation of management of the Company.

The cost of solicitation of proxies, including the cost of preparation and mailing of the Notice of Annual Meeting, this Proxy Statement, and the enclosed proxy, will be borne by the Company. It is anticipated that brokerage houses, fiduciaries, nominees, and others will be reimbursed for their out-of-pocket expenses in forwarding proxy material to beneficial owners of stock held in their names. Directors, officers, or employees of the Company may solicit proxies by telephone or in person without additional compensation.

How to Vote

If you are a stockholder of record, there are three ways to vote:

By Internet – You may submit your proxy from any location in the world by following the internet voting instructions on the proxy card sent to you.

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By Mail – You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or nominee, and mailing it in the enclosed, pre-addressed envelope.

In Person – You may vote by written ballot at the Annual Meeting.

Revocability of Proxy

Any proxy given by a shareholder of the Company may be revoked at any time before it is voted at the Annual Meeting by a written notice to the Secretary of the Company, or upon request if the shareholder is present at the meeting. Each valid proxy submitted by internet, or returned via mail, that is not revoked, unless indicated otherwise on the proxy card, will be voted in the election of directors for the nominee as described herein.

Voting Securities

Holders of record of the Company’s Common Shares, $0.01 par value (the “Common Shares”), at the close of business on June 22, 2017 (the “Record Date”) are entitled to notice of and to vote at the meeting or any adjournment thereof. As of the Record Date, there were 3,801,874 Common Shares issued and outstanding. Holders of Common Shares are entitled to cast one vote per share on each matter presented for consideration and action by the shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the outstanding Common Shares will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions may be specified as to all proposals to be brought before the Annual Meeting other than the election of directors. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed for the meeting, and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. Ratification of the appointment of the independent accountants will require the affirmative vote of at least a majority in voting interest of the shareholders present in person or by proxy at the Annual Meeting and entitled to vote thereon.

The directors to be elected at the Annual Meeting will be elected by a plurality of the votes cast. Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, will be elected as directors. Only votes cast for a nominee will be counted, except that each properly executed unrevoked proxy will be voted for management’s nominee for the Board of Directors in the absence of instructions to the contrary. Abstentions, broker non-votes and instructions on a proxy to withhold authority to vote for management’s nominees will result in the respective nominees receiving fewer votes.

Annual Report

This Proxy Statement is accompanied by the Annual Report of the Company for the fiscal year ending on March 31, 2017. Shareholders are encouraged to read the Annual Report in connection with the information contained herein.

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PROPOSAL I - ELECTION OF DIRECTORS

The directors and executive officers of the Company as of June 26, 2017 are listed below.

Name	Age	Positions
Roland W. Kohl	68	Chief Executive Officer, Director, Chairman of the Board
Holger Will	51	Chief Operating Officer
Alan Chan	53	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	70	Director
Uri Bernhard Oppenheimer (1) (2)	81	Director
Shlomo Tamir (1) (2)	70	Director
Kevin Yang Kuang Yu	60	Director
Irene Wong Ping Yim (1)	51	Director
Brian Geary (2)	60	Director
George Leung Wing Chan (1)	64	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

In June 2013, the Company’s Board of Directors amended the Company’s Articles of Association, to provide for the classification of our Board of Directors into three classes of directors with staggered terms of office. Prior to the amendment, the Articles of Association provided that all directors were to be elected annually to serve until their successors have been elected and qualified. As amended, the Articles of Association now provide that directors will be classified into three classes, with each class as nearly equal in number as possible. At each annual meeting of shareholder, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election and until their successors have been duly elected and qualified. At the Annual Meeting to be held on July 28, 2017, a class of two directors will be elected to hold office for a three-year term expiring at the 2020 annual meeting. All directors hold office until their respective terms expire and until his or her successor is elected, or until his or her death, resignation, or removal.

The two candidates receiving the highest number of affirmative votes cast at the Annual Meeting shall be elected as directors of the Company. Each nominee listed below has agreed to serve if elected. If for any reason any nominee named below is not a candidate when the election occurs, the Company intends to vote proxies for the election of the other nominees named below and may vote for any substitute nominee or, in lieu thereof, our Board of Directors may reduce the number of directors in accordance with our Articles of Association. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them in a manner that will result in the election of the eight nominees named below.

Class I — Nominees to Serve as Directors Until the 2020 Annual Meeting

We have two incumbent directors in Class I whose term expires at the Annual Meeting. The board of directors has nominated the incumbent Class I directors, Uri Bernhard Oppenheimer and Brian Geary, for reelection as Class I directors to serve until the 2020 Annual Meeting of Shareholders and until their successors are duly elected and qualified. We believe that Uri Bernhard Oppenheimer and Brian Geary will be available and able to serve as directors. In the event that any one of them is unable or unwilling to serve, the proxy holders will vote the proxies for such other nominee as they may determine.

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Uri Bernhard Oppenheimer. Mr. Oppenheimer has served on the Board of Directors since July 2005. Mr. Oppenheimer is founder, managing director and the majority owner of U.B. Oppenheimer GmbH in Germany and MIG Germany GmbH in Germany.

The Board of Directors has concluded that Mr. Oppenheimer should be re-elected because his extensive business experience, particularly with German companies (German companies are currently among the Company’s largest clients), is an important contribution to the functions of the Board.

Brian Geary. Mr. Geary was appointed to the Board of Directors in December 2005. Mr. Geary has since 2002 been a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries. From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

The Board of Directors has concluded that Mr. Geary should be re-elected as he will continue to be a valuable member of the Board of Directors due to his extensive background in manufacturing management and because he provides valuable insight into business relations with the U.S.

Continuing Directors

The following is a description of the incumbent Class II and Class III directors whose terms of office will continue after the Annual Meeting:

Class II Directors Continuing in Office Until the 2018 Annual Meeting

Shlomo Tamir. Mr. Tamir was elected to the Board of Directors in July 2005. Mr. Tamir worked with Taman/Israel Aircraft Industry from 1969 until his retirement in 2013. While at Taman/Israel Aircraft Industry, he held various positions, including Director of Product Assurance, Program Manager, and Group of Programs Manager.

The Board of Directors has determined that Mr. Tamir is a valuable member of the Board of Directors because he brings extensive manufacturing and production expertise to the Company’s Board.

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. From 2004 until his retirement in 2013, Mr. Yang was the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Limited ( now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with the trading companies that were engaged in exporting products to the US.

The Board of Directors has determined that Mr. Yang is a valuable member of the Board of Directors because of his background in manufacturing management, especially in China, and his experience in dealing with U.S./China business relations.

George Leung Wing Chan. Mr. Leung was appointed to the Board of Directors in December 2005. Since 2004, Mr. Leung has been a management consultant. Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President of Lucky Metal & Plastic Mfg. Co., Ltd.

The Board of Directors has concluded that Mr. Leung is a valuable member of the Board of Directors because he has extensive background in manufacturing management, particularly in metal and plastics.

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Class III Directors Continuing in Office Until the 2019 Annual Meeting

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty five years of experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

The Board of Directors has concluded that Mr. Kohl is a valuable member of the Board of Directors because he is a founder of the Company and has been its Chief Executive Officer since its inception. As a result, he has invaluable experience with the Company and the industry in which the Company operates.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s camera operations from 1998 to 2004. Until the closing of the Company’s former Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

The Board of Directors has concluded that Mr. Aharonov is a valuable member of the Board of Directors because of his extensive experience with the Company.

Irene Wong Ping Yim. For more than the past ten years, Ms. Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms Wong graduated from Deakin University with a master degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

The Board of Directors has concluded that Ms. Wong’s extensive accounting background and expertise contribute a valuable resource to the Board of Directors. Ms. Wong also has extensive knowledge and understanding about the Company’s financial position and background, having been the Company’s Accounting Manager for seven years. In addition, since she has a degree in accounting, she is able to serve as the “audit committee financial expert” of the Audit Committee.

Executive Officers

In addition to the directors listed above, the following are the other principal members of the Company’s management team.

Alan Chan. Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010. From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products. Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers — formerly Coopers and Lybrand. Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

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Holger Will. Mr. Will has been employed with the Company since 1996 and was appointed as the Company’s Chief Operating Officer effective May 1, 2010. Mr. Will started with the Company as a Production consultant to one of the Company’s subsidiaries and eventually became the Production Manager of that subsidiary. In 2000, Mr. Will became the General Manager of Kayser Technik Ltd., the Company’s marketing arm to German customers.

Officers are elected by and serve at the discretion of the Board of Directors. There is no family relationship between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board and Committee Meetings

The Board of Directors held four meetings during the fiscal year ended March 31, 2017. Each director attended at least 75% of the aggregate of the total meetings of the Board of Directors and the total number of meetings of all Board committees on which he or she served that were held during the portion of the 2017 fiscal year in which he or she served as a director or served on such committees, as applicable.

The Board of Directors has two standing committees: (i) an Audit Committee, and (ii) a Compensation Committee.

Audit Committee

During fiscal 2017, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board of Directors as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met twice during the fiscal year ended March 31, 2017. The Audit Committee operates under a formal charter that governs its duties and conduct. This formal charter is available from the Company upon request.

The principal functions of the Audit Committee are (i) to recommend the independent auditors to be employed by the Company; (ii) to consult with the independent auditors with regard to the plan of audit; (iii) to review, in consultation with the independent auditors, their audit report; (iv) to consult with the independent auditors with regard to the adequacy of the Company’s internal accounting controls; and (v) to approve any additional services to be provided by the auditors to the Company.

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Audit Committee Report

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended March 31, 2017. This report shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act or to the liabilities of Section 18 of the Securities Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act or the Securities Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Securities Exchange Act.

In performing its oversight responsibilities as defined in its charter, the Audit Committee has reviewed and discussed the audited financial statements and reporting process, including the system of internal controls, with management and with Deloitte Touche Tohmatsu, the Company’s independent registered public accounting firm for the year ended March 31, 2017. The Audit Committee has also discussed with Deloitte Touche Tohmatsu the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Audit Committee has received from Deloitte Touche Tohmatsu the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte Touche Tohmatsu’s communications with the Audit Committee concerning independence and has discussed with Deloitte Touche Tohmatsu their independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 20-F for the year ended March 31, 2017 for filing with the SEC.

Audit Committee

Uri Bernhard Oppenheimer
Shlomo Tamir
Irene Wong Ping Yim
George Leung Wing Chan
Tiko Aharonov

Compensation Committee

During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov. The Compensation Committee administers the Company’s 2010 Stock Option and Restricted Stock Plan (the “2010 Option Plan”) and establishes the salaries and incentive compensation of the executive officers of the Company. Since no new compensation arrangements were entered into with the principal executives, and no options were granted, the Compensation Committee did not hold any meetings during the fiscal year ended March 31, 2017.

Nominations

To date, all eight of the Company’s current directors (seven of whom are independent directors) have participated in the selection of 2017 director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee or a formal charter for the Nominating Committee. Assuming that the nominees are elected at the Annual Meeting, seven of the eight members of the Board will be independent directors.

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The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. The Board of Directors has not adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board of Directors. However, the Board of Directors believes that membership should reflect diversity in its broadest sense, but should not be chosen nor excluded based on race, color, gender, national origin or sexual orientation. In this context, the Board of Directors does consider a candidate’s experience, education, industry knowledge, history with the Company, and differences of viewpoint when evaluating his or her qualifications for election the Board. In evaluating such candidates, the Board of Directors seeks to achieve a balance of knowledge, experience and capability in its composition.

Usually, nominees for election to the Board are proposed by our existing directors, and all of our current nominees were recommended by our existing directors. The Company does not have any policy with regard to the consideration of any director candidates recommended by securityholders. All potential director candidates, regardless of source, are reviewed under the same process. The Board of Directors believes this approach is appropriate in light of the infrequent occurrence of recommendations made by our shareholders. Notwithstanding the foregoing, under the Company’s amended Article of Association, no person shall be eligible for election as a director of the Company if the election of such person as a director would cause the Company to be ineligible to remain a “foreign private issuer.”

A shareholder may nominate one or more persons for election to the Board of Directors. In order for such nomination to be considered, the shareholder must (i) provide timely notice thereof in writing and in proper form to the secretary of the Company and (ii) provide the information required by Regulation 38 of the Company’s amended Articles of Incorporation. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s meeting at which members of the Board of Directors were elected

We do not have a formal policy regarding attendance by Board members at the Annual Meeting of Shareholders. Our Chairman attended our 2016 Annual Meeting and will attend our 2017 Annual Meeting. However, because most of the directors are located outside of the U.S., none of the other directors is expected to attend the Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes it is important to select the Company’s Chairman and Chief Executive Officer in the manner it considers in the best interests of the Company at any given time. Accordingly, the Chairman and Chief Executive Officer positions may be filled by one individual or by two different individuals, as determined by the Board of Directors based on circumstances then in existence.

Currently, Roland Kohl serves as both Chairman and Chief Executive Officer. The Board of Directors considers this leadership structure to be suitable for the Company because it allows one person to lead and represent the Company and the Board of Directors, while also providing for effective oversight by an independent Board. The Board of Directors believes that having Mr. Kohl serve in the roles of Chairman and Chief Executive Officer is appropriate for the Company and its shareholders at this time, in view of Mr. Kohl’s continuous long-standing roles in such positions, and Mr. Kohl’s in-depth knowledge of the Company’s business and industry. The Board of Directors also believes that the number of its independent directors mitigates the risk of any potential conflicts that might result from combining the roles of Chief Executive Officer and Chairman.

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Tiko Aharonov has been designated as the “lead independent director” of the Board of Directors. Mr. Aharonov is responsible for coordinating the activities of the independent directors, working with the Chief Executive Officer to set the agenda for Board meetings, chairing executive sessions of the independent directors, and leading the Board’s review of the Chief Executive Officer. The Board of Directors is currently comprised of a majority of individuals who are independent from the management of the Company and, assuming that the two nominees are elected at the Annual Meeting, seven of the future eight members of the Board will continue to be independent directors. The Board of Directors and its committees meet regularly throughout the year to assure that the independent directors are well briefed and informed with regard to the Company’s affairs. Each of the independent directors has unfettered access to any employee within the Company and each director is encouraged to call upon whatever employee he deems fit to secure the information each director feels is important to his understanding of our Company. In this fashion, we seek to maintain well informed, independent directors who are prepared to make informed decisions regarding our business affairs.

Management is responsible for the day-to-day management of risks the Company faces, while the Board of Directors as a whole plays an important role in overseeing the identification, assessment and mitigation of such risks. The Board of Directors reviews information regarding the Company’s finances and operations, as well as the risks associated with each. For example, the oversight of financial risk management lies primarily with the Board’s Audit Committee, which is empowered to appoint and oversee our independent auditors, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management and the Board of Directors. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s compensation plans and arrangements, as well as risks associated with the independence of the Board of Directors and potential conflicts of interest. In fulfilling its risk oversight responsibility, the Board of Directors, as a whole and acting through any established committees, regularly consults with management to evaluate and, when appropriate, modify our risk management strategies.

PROPOSAL II - RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors is considering retaining the firm of Deloitte Touche Tohmatsu, independent certified public accountants, to act as the Company’s independent auditors for the year ending March 31, 2018. Deloitte Touche Tohmatsu has acted as the Company’s independent auditors for all fiscal years since 1995, other than the fiscal year ended March 31, 2010.

Shareholder ratification of the selection of Deloitte Touche Tohmatsu as the Company’s independent public accountants is not required by the Company’s Memorandum and Articles of Association or otherwise. However, the Board of Directors is submitting the anticipated selection of Deloitte Touche Tohmatsu to the shareholders for ratification as a matter of good corporate practice. The Board of Directors will consider the shareholders’ vote in its determination of whether or not to retain that firm. However, even if the selection is ratified, the Board of Directors in its discretion may direct the appointment of a different independent accounting firm, or change such appointment at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The Board of Directors does not anticipate a representative of Deloitte Touche Tohmatsu will attend the Annual Meeting.

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The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to the Company in the fiscal year ended March 31, 2017 and 2016.

	2017	2016
Audit Fees (1)	$251,000	$253,000
Tax Fees (2)	-	7,900
Total	$251,000	$260,900

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

Equity Compensation Plan Information

The following table provides information, as of March 31, 2017, with respect to all of our compensation plans under which equity securities are authorized for issuance:

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by our shareholders:	-0-	—	600,000
Equity compensation plans not approved by our shareholders	-0-	—	—

In 2010 the Company adopted the “2010 Stock Option And Restricted Stock Plan” (the “2010 Option Plan”) to replace the prior 1996 option plan that had expired. No options remained outstanding under the 1996 option plan as of March 31, 2017. Under the new 2010 Option Plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. The 2010 Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of Common Shares subject to the option and the option’s exercisability. The exercise price of options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant. Unless otherwise specified by the Compensation Committee, the maximum term of options granted under the 2010 Option Plan is five years. As of March 31, 2017, no options had been granted under the 2010 Option Plan.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 26, 2017, certain information with respect to the beneficial ownership of the Company’s Common Shares by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, (ii) each of the director nominees, (iii) executive officers, and (iv) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identify of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	614,067	(2)	16.2%
Tiko Aharonov	235,000		6.2%
Holger Will	—		—
George Leung Wing Chan	3,000		*
Brian Geary	11,172		*
Irene Wong Ping Yim	3,000		*
Kevin Yang Kuang Yu	11,224		*
Shlomo Tamir	—		—
Uri Bernhard Oppenheimer	18,000		*
David Tamir	359,830		9.5%
Alan Chan	—		—

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes 245,770 shares of Common Stock registered in the name of Roland Kohl Company Limited, and 245,770 shares held in a trust for Mr. Kohl’s daughter. Roland Kohl is the sole trustee of the Roland Kohl Company Limited and of his daughter’s trust.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2017 to all of the directors and officers listed above, as a group (10 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $824,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company. Mr. Kohl’s employment agreement expires in March 2019. As Mr. Kohl has previously done in each of the past four fiscal years, in the fiscal year ended March 31, 2017 Mr. Kohl once again voluntarily agreed to temporarily reduce his salary by in the current fiscal year. In the fiscal years ended March 31, 2014 and 2015, Mr. Kohl agreed to a 23% reduction in his salary. In the fiscal years ended March 31, 2016 and 2017, Mr. Kohl agreed to have his salary reduced by 30% and 31%, respectively. The foregoing salary reductions were voluntary on behalf of Mr. Kohl, and he may at any time in the future demand that the Company again pay the full contract amount of his salary Mr. Kohl, and the five other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

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During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annual director’s fee of $12,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

SHAREHOLDER PROPOSALS AT THE
NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals submitted for inclusion in the Company’s Proxy Statement and form of proxy relating to the Company’s 2018 annual meeting of shareholders must be received by March 15, 2018. If the Company is not notified of a shareholder proposal by March 30, 2018, then the proxies held by management of the Company may provide the discretion to vote against such shareholder proposal, even though such proposal is not discussed in the Proxy Statement. Shareholder proposals should be submitted to the Company at Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

OTHER MATTERS

The Board of Directors does not know of any other business that may be presented for consideration at the meeting. However, if any matters not referred to in this Proxy Statement should properly come before the meeting, the persons named in the proxies will vote the shares represented thereby in accordance with their judgment.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may communicate directly with the Board of Directors by writing to them at Board of Directors, c/o Secretary, Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. Such communications will be forwarded to the director or directors to whom it is addressed, except for communications that are (1) advertisements or promotional communications, (2) solely related to complaints with respect to ordinary course of business customer service and satisfaction issues, or (3) clearly unrelated to the Company’s business, industry, management or Board or committee matters.

AVAILABILITY OF ANNUAL REPORT ON FORM 20-F

The Company will furnish without charge a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017 as filed with the Securities and Exchange Commission to any shareholder desiring a copy. Shareholders may request such Annual Reports from the following: Gary S. Maier, Maier & Company, Inc. 815 Moraga Drive, Suite 306, Los Angeles, CA 90049. Phone (310) 471-1288.

June 30, 2017	By Order of the Board of Directors

Alan Chan, Secretary

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